                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                          MIDDLE BAY OIL COMPANY, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.02 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    595673203
                                 (CUSIP NUMBER)

                               D. MARTIN PHILLIPS
                            ENCAP INVESTMENTS L.L.C.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 27, 1999
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 595673203               SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            3TEC ENERGY COMPANY L.L.C.
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                                (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------

(3)   SEC Use Only

--------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

--------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                          [ ]

--------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization     3TEC ENERGY COMPANY L.L.C.
                                               ("3TEC") IS A LIMITED LIABILITY
                                               COMPANY ORGANIZED UNDER THE LAWS
                                               OF THE STATE OF DELAWARE

--------------------------------------------------------------------------------

      Number of          (7)      Sole Voting Power                   10,482,222
      Number of          -------------------------------------------------------
      Shares Bene-
      ficially           (8)      Shared Voting Power                          0
      Owned by           -------------------------------------------------------
      Each
      Reporting          (9)      Sole Dispositive Power              10,482,222
      Person With        -------------------------------------------------------

                         (10)     Shared Dispositive Power                     0
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      10,482,222
--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          [ ]

--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)               54.86%(1)

--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                             OO

--------------------------------------------------------------------------------
      (1) Based on 13,379,153 shares of Common Stock issued and outstanding on August 27, 1999.

CUSIP NO. 595673203               SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            ENCAP INVESTMENTS L.L.C.
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                                (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------

(3)   SEC Use Only

--------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

--------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                          [ ]

--------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization     ENCAP INVESTMENTS L.L.C.
                                               ("ENCAP INVESTMENTS") IS A
                                               LIMITED LIABILITY COMPANY
                                               ORGANIZED UNDER THE LAWS OF THE
                                               STATE OF DELAWARE

--------------------------------------------------------------------------------

                         (7)      Sole Voting Power                            0
      Number of          -------------------------------------------------------
      Shares Bene-
      ficially           (8)      Shared Voting Power              10,482,222(1)
      Owned by           -------------------------------------------------------
      Each
      Reporting          (9)      Sole Dispositive Power                       0
      Person With        -------------------------------------------------------

                         (10)     Shared Dispositive Power         10,482,222(1)
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   10,482,222(2)
--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          [ ]

--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)               54.86%(3)

--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                             OO

--------------------------------------------------------------------------------

      (1) EnCap Investments may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by 3TEC. See Item 5.

      (2) EnCap Investments disclaims any beneficial ownership of the shares owned by 3TEC.

      (3) Based on 13,379,153 shares of Common Stock issued and outstanding on August 27, 1999.

ITEM 1. SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is common stock, par value $.02 per share (the "Common Stock"), of Middle Bay Oil Company, Inc., an Alabama corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1221 Lamar Street, Suite 1020, Houston, Texas 77010.

ITEM 2. IDENTITY AND BACKGROUND.

(a) - (c), (f)

         3TEC is a Delaware limited liability company with its principal executive offices located at 5910 North Central Expressway, Suite 1150, Dallas, Texas 75206. The principal business of 3TEC is engaging in oil and gas investments. Current information concerning the controlling person and the officers and managers of 3TEC is set forth on Schedule I hereto. The controlling person of 3TEC is EnCap Investments L.L.C., a Delaware limited liability company ("EnCap Investments").

         EnCap Investments is a Delaware limited liability company with its principal executive offices at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap Investments is engaging in oil and gas investments. Current information concerning the sole member and managing directors of EnCap Investments is set forth on Schedule I hereto. The sole member of EnCap Investments is El Paso Field Services Company, a Delaware corporation ("El Paso Field Services").

         El Paso Field Services Company is a Delaware corporation with its principal executive offices at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Field Services is natural gas gathering and processing and intrastate gas transmission. Current information concerning the controlling person and executive officers and directors of El Paso Field Services is set forth on Schedule I hereto. The controlling person of El Paso Field Services is El Paso Energy Corporation, a Delaware corporation ("El Paso Energy").

         El Paso Energy is a Delaware corporation with its principal executive offices located at the El Paso Energy Building, 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Energy is serving as a holding company for its various subsidiaries, which are engaged in energy and related businesses. Current information concerning the executive officers and directors of El Paso Energy is set forth on Schedule I hereto.

(d) During the last five years, neither the parties listed in this Item 2 nor, to the best knowledge of the reporting persons, any of the persons listed in
Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the parties listed in this Item 2 nor, to the best knowledge of the reporting persons, any of the persons listed in
Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

SECURITIES PURCHASE AGREEMENT

         On August 27, 1999, the Issuer closed the transactions contemplated by a Securities Purchase Agreement (the "Securities Purchase Agreement") with 3TEC Energy Corporation ("Old 3TEC"), a privately-held Delaware corporation based in Dallas, Texas. Contemporaneously with the closing of the transactions contemplated by the Securities Purchase Agreement, Old 3TEC was merged with and into 3TEC with 3TEC as the surviving entity. As a result of the merger, all the properties, rights, privileges, powers, and franchises of Old 3TEC, including without limitation, the rights, obligations and duties of Old 3TEC under the Securities Purchase Agreement, became vested in 3TEC as the surviving entity.

         Pursuant to the Securities Purchase Agreement, 3TEC purchased 4,755,556 shares (the "Shares") of Common Stock, plus five-year warrants to purchase 3,600,000 shares of Common Stock at an exercise price of $1.00 per share (the "Warrants"), for a total purchase price of $10,700,000. Additionally, Middle Bay issued to 3TEC a five-year senior subordinated convertible promissory note in the principal amount of $10,700,000(the "Note"). 3TEC paid the aggregate purchase price for the Shares, Warrants and Note $20,525,000 in cash and $875,000 in agreed value of certain oil and gas properties to be assigned to Middle Bay.

         The Note is convertible at any time into Middle Bay common stock at $3.00 per share (a total of 3,566,666 common shares). Interest at 9% per annum is payable quarterly. Middle Bay may defer 50% of the first eight interest payments and add them to the principal due at maturity. The Note is subordinate to Middle Bay's bank credit facility, but senior to other debt. 3TEC (as noteholder) must approve any change in the credit facility, corporate structure and major transactions of Middle Bay until the Note is paid.

         Sixty percent (60%) of the Warrants may be exercised by 3TEC at any time. The remaining 40% may be exercised incrementally over the five-year term of the Warrants. The Warrants may be exercised for cash or reduction of the Note principal.

SHAREHOLDERS' AGREEMENT

         In connection with the transaction, Kaiser-Francis Oil Company, C.J. Lett, III, Weskids, L.P., Alvin V. Shoemaker (collectively referred to as the "Major Shareholders"), 3TEC and the Issuer entered into a Shareholders' Agreement dated as of August 27, 1999 (the "Shareholders' Agreement"). Under the terms of the Shareholders' Agreement, the number of directors serving as members of the Board of Directors of Middle Bay (the "Board") was reduced from seven (7) to five (5). 3TEC has the right to designate three members of the Board; provided that if 3TEC owns less than 15% of the issued and outstanding shares of Common Stock it shall be entitled to designate only two (2) members to the Board; provided, further, that if 3TEC owns less than 7 1/2% of the issued and outstanding shares of Common Stock it shall be entitled to designate only one
(1) member to the Board. The Major Shareholders have the right to designate two members of the Board; provided that if the Major Shareholders own less than 7 1/2% of the issued and outstanding shares of Common Stock they shall be entitled to designate only one (1) member to the Board. All parties to the Shareholders' Agreement agree to vote all shares held by them in favor of the election or removal of the directors designated by 3TEC and the Major Shareholders. If either 3TEC or the Major Shareholders are no longer eligible to designate a director or directors to the Board, the then existing Board shall either (1) decrease the size of the Board, (2) leave the vacated seat empty, or (3) appoint a replacement to serve until he next election of directors by the shareholders of Middle Bay, and select a nominee to fill the open seat for election by shareholders at the next annual meeting. The Major Shareholders may request that a non-voting advisory board member that is subject to 3TEC's approval be appointed to the Board. All parties to the Shareholders' Agreement agree to vote all shares held by them in favor of changing the state of incorporation of the Company from Alabama to another jurisdiction recommended by the Board. The Shareholders' Agreement will terminate if each of 3TEC and the Major Shareholders own less than five percent of the issued and outstanding shares of Common Stock.

REGISTRATION RIGHTS AGREEMENT

         Pursuant to a Registration Rights Agreement by and among the Issuer, 3TEC and certain other shareholders of the Issuer dated as of August 27, 1999, 3TEC, Shoemaker Family Partners, L.P. and Shoeinvest II, L.P. have a three-time demand right to have their Common Stock registered with the Securities and Exchange Commission (at Middle Bay's expense) and have "piggyback rights" (with certain other principal shareholders of Middle Bay having subordinate piggyback rights) to have their Common Stock registered and publicly sold along with any public offering of securities by Middle Bay.

ITEM 4. PURPOSE OF TRANSACTION.

         3TEC holds a substantial ownership position in the Issuer in order to be able to influence the business and management of the Issuer. 3TEC, through its nominees on the Board, intends to actively participate in the business and management of the Issuer. Under the Shareholders' Agreement, the number of directors was reduced from seven (7) to five (5) and three (3) 3TEC designees were elected to the Issuer's Board of Directors. In addition, 3TEC, through its nominees on the Board, intends to propose that the shareholders of Middle Bay vote in favor of changing the state of incorporation from Alabama to another jurisdiction recommended by the Board of Directors.

         The reporting persons intend to monitor and evaluate their investment in the Issuer in light of pertinent factors, including oil and gas prices, market conditions, the Issuer's performance and prospects, the trading prices of the Common Stock, conditions in the oil and gas industry and general economic conditions. 3TEC may make additional purchases of Common Stock in the future through market transactions or otherwise, maintain its current investment or dispose of some or all of the Common Stock.

         Except as set forth above, the reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The following table describes the number of shares of Common Stock, including shares of Common Stock issuable upon exercise or conversion of derivative securities and the percent of outstanding Common Stock owned by the reporting persons and the other parties to the Shareholders' Agreement. All percentages are based on 13,379,153 shares of Common Stock issued and outstanding on August 27, 1999.

                                         SHARES OUTSTANDING      DERIVATIVE SECURITIES             TOTAL

                                     ------------------------  ------------------------  --------------------------
               NAME                      SOLE       SHARED         SOLE        SHARED       NUMBER         %(1)
-----------------------------------  ------------ -----------  ------------ ------------ ------------  ------------
3TEC Energy Company L.L.C.              4,755,556          --  5,726,666(2)         --    10,482,222        54.86%
EnCap Investments L.L.C.                       --   4,755,556         --     5,726,666(2) 10,482,222        54.86%
Kaiser-Francis Oil Company              3,333,334          --         --            --     3,333,334        24.91%
C.J. Lett, III                          1,187,556          --         --            --     1,187,556         8.88%
Weskids, L.P.                             843,687          --    117,467(3)         --       961,154         7.12%
Alvin V. Shoemaker                        684,222   50,466(4)    117,466(3)     30,280(4)    882,434         6.52%

--------------

(1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities (on an as converted basis) owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) owned by such stockholder.

(2) Represents warrants to purchase Common Stock which are exercisable within 60 days of this filing and notes convertible into common stock.

(3) Represents shares of Common Stock issuable upon conversion of the Issuer's Series B Convertible Preferred Stock.

(4) Mr. Shoemaker may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of 80,746 shares of Common Stock with Shoemaker Family Partners, L.P. and Shoeinvest II, L.P.

         If the parties to the Shareholders' Agreement constitute a group for purposes of Rule 13d-5 of the Act, then the group may collectively own an aggregate of 16,846,700 shares of Common Stock of the Issuer

(which is approximately 87% of the outstanding shares of Common Stock of the Issuer as of August 27, 1999). 3TEC and EnCap Investments disclaim any beneficial ownership of the other parties to the Shareholder's Agreement and only claim beneficial ownership of 10,482,222 shares of Common Stock of the Issuer.

         (b) 3TEC. 3TEC has the sole power to vote and to dispose or direct the disposition of 10,482,222 shares of Common Stock.

                  EnCap Investments. EnCap Investments may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of 10,482,222 shares of Common Stock owned by 3TEC (by virtue of being the controlling person of 3TEC). EnCap Investments disclaims beneficial ownership of the shares of Common Stock owned by 3TEC.

                  El Paso Field Services and El Paso Energy. Each of El Paso Field Services and El Paso Energy may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of the shares of Common Stock owned or deemed to be owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Field Services and El Paso Energy disclaim beneficial ownership of the shares of Common Stock owned by 3TEC.

                  Executive Officers and Directors. Except as otherwise described herein, to the knowledge of the reporting persons, no executive officer or director of the reporting persons or managing director of EnCap Investments or other person listed in Schedule I has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

         (c) Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the reporting persons, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock during the past 60 days.

         (d) Except as otherwise described herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

         (e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
                  THE SECURITIES OF THE ISSUER.

                  Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the shares of Common Stock deemed to be beneficially owned by the reporting persons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1      -        Securities Purchase Agreement dated July 1, 1999 by
                           and among the Issuer and 3TEC.**

Exhibit 10.2      -        Shareholders' Agreement dated August 27, 1999 by and
                           among the Issuer, 3TEC and each of the Major
                           Shareholders.*

Exhibit 10.3      -        Registration Rights Agreement dated August 27, 1999
                           by and among Issuer, 3TEC, Shoemaker Family
                           Partnership, L.P., Shoeinvest II, L.P. and the Major
                           Shareholders.*

Exhibit 99.1      -        Joint Filing Agreement dated September 7, 1999 by and
                           between 3TEC and EnCap Investments*


*        Filed herewith.
**       Filed as Exhibit C to the Proxy Statement filed by Issuer on July 19,
         1999.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 1999               3TEC ENERGY CORPORATION



                                           By:   /s/   Floyd Wilson
                                                 ------------------------------
                                                 Floyd Wilson
                                                 Managing Director


Date: September 7, 1999               ENCAP INVESTMENTS L.L.C.



                                           By:   /s/   D. Martin Phillips
                                                 ------------------------------
                                                 D. Martin Phillips
                                                 Managing Director

                                   SCHEDULE I

                     DIRECTORS, MANAGERS, EXECUTIVE OFFICERS
                             OR CONTROLLING PERSONS

         1. 3TEC. Set forth below are the name, business address and present principal occupation of each of the managers and officers of 3TEC. Each manager and officer of 3TEC is a United States citizen. To the knowledge of the reporting persons, none of such individuals directly owns any Common Stock.

Name and Citizenship     Business Address                  Position/Principal Occupation
--------------------     ----------------                  -----------------------------

David B. Miller          3811 Turtle Creek Blvd.           David B. Miller is Managing
                         Dallas, Texas 75219               Director of EnCap Investments


D. Martin Phillips       1100 Louisiana Street,            D. Martin Phillips is Managing
                         Suite 3150                        Director of EnCap Investments
                         Houston, Texas 77002

Floyd C. Wilson          5910 N. Central Expressway        Floyd C. Wilson is Chairman
                         Suite 1150                        Of the Board, President and
                         Dallas, Texas 75206               Chief Executive Officer of
                                                           Middle Bay Oil Company, Inc.


         2. EnCap Investments. Set forth below are the name and present, principal occupation or employment of each managing director of EnCap Investments. The business address of each managing director, unless otherwise indicated below, is 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. Each managing director of EnCap is a United States citizen. To the knowledge of the reporting persons, none of such individuals directly owns any Common Stock.

         Name                       Present Principal Occupation or Employment
         -------------              --------------------------------------------
         Gary R. Peterson           Gary R. Petersen is a Managing Director of EnCap Investments.

         D. Martin Phillips         D. Martin Phillips is a Managing Director of EnCap Investments.

         David B. Miller            David B. Miller is a Managing Director of EnCap Investments.

         Robert L. Zorich           Robert L. Zorich is a Managing Director of EnCap Investments.

         D. Mark Leland             D. Mark Leland is a Managing Director of EnCap Investments.


         3. El Paso Field Services. The name and citizenship, business address and present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of El Paso Field Services is set forth below.

Name and Citizenship                 Business Address                      Position/Principal Occupation
--------------------                 ----------------                      -----------------------------
Executive Officers &
Directors:

William A. Wise                      El Paso Energy Corporation            Director and Chairman of the
(United States Citizen)              1001 Louisiana Street                 Board
                                     Houston, Texas 77002

Robert G. Phillips                   El Paso Energy Corporation            Director and President
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002

H. Brent Austin                      El Paso Energy Corporation            Director, Executive Vice
(United States Citizen)              1001 Louisiana Street                 President and Chief Financial
                                     Houston, Texas 77002                  Officer

Jeffrey I. Beason                    El Paso Energy Corporation            Vice President and Controller
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002

C. Dana Rice                         El Paso Energy Corporation            Vice President and Treasurer
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002

Robert L. Cavnar                     El Paso Energy Corporation            Senior Vice President and Chief
(United States Citizen)              1001 Louisiana Street                 Operating Officer
                                     Houston, Texas 77002

D. Mark Leland                       El Paso Energy Corporation            Vice President
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002

Gary R. Peterson                     See Part 1 above.                     Senior Vice President

D. Martin Phillips                   See Part 1 above.                     Senior Vice President

David B. Miller                      See Part 1 above.                     Senior Vice President

Robert L. Zorich                     See Part 1 above.                     Senior Vice President


         4. El Paso Energy. The name and citizenship, business address and present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of El Paso Energy is set forth below.

Name and Citizenship                 Business Address                      Position/Principal Occupation
--------------------                 ----------------                      -----------------------------
Executive Officers &
Directors:

William A. Wise                      El Paso Energy Corporation            Director and Chairman of the
(United States Citizen)              1001 Louisiana Street                 Board, President and Chief
                                     Houston, Texas 77002                  Executive Officer

H. Brent Austin                      El Paso Energy Corporation            Executive Vice President and
(United States Citizen)              1001 Louisiana Street                 Chief Financial Officer
                                     Houston, Texas 77002

Joel Richards III                    El Paso Energy Corporation            Executive Vice President
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002

Ralph Eads                           El Paso Energy Corporation            Executive Vice President
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002

Jeffrey I. Beason                    El Paso Energy Corporation            Vice President and Controller
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002

C. Dana Rice                         El Paso Energy Corporation            Vice President and Treasurer
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002

Britton White Jr.                    El Paso Energy Corporation            Executive Vice President and
(United States Citizen)              1001 Louisiana Street                 General Counsel
                                     Houston, Texas 77002

Richard Owen Baish                   El Paso Energy Corporation            President of El Paso Natural Gas
(United States Citizen)              1001 Louisiana Street                 Company
                                     Houston, Texas 77002

John D. Hushon                       El Paso Energy Corporation            President of El Paso Energy
(United States Citizen)              1001 Louisiana Street                 International Company
                                     Houston, Texas 77002

Greg G. Jenkins                      El Paso Energy Corporation            President of El Paso Services
(United States Citizen)              1001 Louisiana Street                 Holding Company
                                     Houston, Texas 77002

Robert G. Phillips                   El Paso Energy Corporation            President of El Paso Field
(United States Citizen)              1001 Louisiana Street                 Services Company
                                     Houston, Texas 77002

John W. Somerhalder II               El Paso Energy Corporation            President of Tennessee Gas
(United States Citizen)              1001 Louisiana Street                 Pipeline Company
                                     Houston, Texas 77002

Name and Citizenship                 Business Address                      Position/Principal Occupation
--------------------                 ----------------                      -----------------------------

Byron Allumbaugh                     Ralphs Grocery Company                Director of El Paso/Retired
(United States Citizen)              610 Newport Center Drive,             Chairman, Ralphs Grocery
                                     Suite 210                             Company
                                     Newport Beach, CA 92660

Juan Carlos Braniff                  Presidente Masaryk No. 8              Director of El Paso/Deputy CEO
(Mexican Citizen)                    6th Floor                             Insurance & Pensions Sector
                                     Col. Bosques de                       Grupo Financiero Bancomer
                                     Chapultepec
                                     Mexico, D.F. 11588

Peter T. Flawn                       University of Texas                   Director of El Paso
(United States Citizen)              23rd and San Jacinto                  President Emeritus, University of
                                     Room GEO526                           Texas at Austin
                                     Austin, Texas 78705

James F. Gibbons                     Stanford University                   Director of El Paso/Former Dean
(United States Citizen)              Paul G. Allen Center for              of Engineering, Stanford
                                     Integrated Systems                    University
                                     Room 201, Mail Stop 4075
                                     Stanford, CA 94305

Ben F. Love                          Chase Bank of Texas                   Director of El Paso/Investor
(United States Citizen)              600 Travis, 18th Floor                Former Chairman and CEO,
                                     Houston, Texas 77002                  Texas Commerce Bancshares

Kenneth L. Smalley                   5 Queensview Court                    Director of El Paso/Retired
(United States Citizen)              Dallas, Texas 75225                   President of Phillips 66 Natural
                                                                           Gas Company

Malcolm Wallop                       Frontiers of Freedom                  Director of El Paso/
(United States Citizen)              Western Strategy Group                Chairman, Western Strategy
                                     1100 Wilson Boulevard,                Group and Frontiers of Freedom
                                     Suite 1400
                                     Arlington, VA 22209

                               INDEX TO EXHIBITS

Exhibit
Number                              Description
-------                             -----------
 10.1             -        Securities Purchase Agreement dated July 1, 1999 by
                           and among the Issuer and 3TEC.**

 10.2             -        Shareholders' Agreement dated August 27, 1999 by and
                           among the Issuer, 3TEC and each of the Major
                           Shareholders.*

 10.3             -        Registration Rights Agreement dated August 27, 1999
                           by and among Issuer, 3TEC, Shoemaker Family
                           Partnership, L.P., Shoeinvest II, L.P. and the Major
                           Shareholders.*

 99.1             -        Joint Filing Agreement dated September 7, 1999 by and
                           between 3TEC and EnCap Investments*


*        Filed herewith.
**       Filed as Exhibit C to the Proxy Statement filed by Issuer on July 19,
         1999.